Third Quarter 2007 Management’s Discussion and Analysis

November 9th, 2007

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American’s” or the “Company’s”) performance and such factors that may affect its future performance.  The MD&A for the third quarter ending September 30, 2007, and 2006, should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2007 and 2006 and the related notes contained therein, which have been prepared in conformity with Canadian GAAP.  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2006, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

Results of Operations

For the three months ended September 30, 2007, the Company generated net income of $23.9 million (basic earnings per share of $0.31) compared to net income of $16.4 million (basic earnings per share of $0.22) for the corresponding period in 2006.  The improved financial results for the quarter were primarily due to positive contribution to earnings from Alamo Dorado, which achieved commercial production on April 1, 2007 and generated net income of $3.0 million in the third quarter of 2007.  Net income in the third quarter of 2007 also benefited from the recognition of a further $2.25 million from the gain on the sale of the Company’s interest in the Dukat mine in Russia.  This amount is payable in December 2008 based on the average price of silver that has prevailed over the first nine months of 2007.

For the nine-month period ended Sept. 30, 2007 the Company’s net income was $ 62.8 million (basic earnings per share of $0.82), compared to net income of $28.6 million (basic earnings per share of $0.39) for the corresponding period in 2006.  Included in the net income for the nine-month period ended September 30, 2007 was a gain on the sale of the Company’s interest in the Dukat mine of $12.5 million.  The net income for the nine-month period ended September 30, 2006 included a loss of $17.3 million relating to commodity and currency contracts.

The table below sets out selected quarterly results for the past eleven quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings(1)	Net income/(loss) for the period	Basic earnings (loss) per share

2007	Sept. 30	$87,907	$29,125	$23,891	$0.31
	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.
(2)	Includes charges associated with early conversion and accretion of the Debentures

Sales for the third quarter of 2007 were a record $87.9 million, a 37 per cent increase from sales in the corresponding period in 2006.  Sales in the third quarter of 2007 benefited from production from Alamo Dorado, increased production from La Colorada and San Vicente, higher realized metal prices, and slightly greater concentrate shipments from the Company’s Peruvian operations versus the year-earlier period (shipments of concentrate are an essential criterion for revenue recognition).  Although the Company shipped slightly more concentrate than it produced during the third quarter of 2007, the Company still had approximately 12,300 tonnes of concentrate inventory on hand at September 30, 2007.  This concentrate inventory should be shipped and the Company should recognize the related revenues in the fourth quarter of 2007.

Sales for the nine-month period ended September 30, 2007 of $215.2 million were 24 per cent higher than the sales for the comparable period in 2006, due primarily to production from Alamo Dorado, higher realized metal prices, and increased production from the La Colorada and San Vicente mines, which was partially offset by lower concentrate quantities shipped from the Peruvian operations in the first nine-months of 2007.

Cost of sales for the three months ended September 30, 2007 was $49.2 million, a 60 per cent increase from the $30.8 million recorded in the same period of 2006.  Cost of sales for the third quarter of 2007 were higher due to production from Alamo Dorado and increased mining and milling rates at La Colorada, Huaron, Morococha, and San Vicente relative to a year ago.  In addition, and consistent with industry-wide experience, mining and milling costs on a per tonne basis have escalated at all of the Company’s operations by, on average, 16 per cent over the last year.  In particular, higher consumables and reagents costs, increased labour and energy costs and stronger local currencies, relative to the US dollar have had the largest impact on the Company’s operating costs.

Cost of sales for the nine-month period ended September 30, 2007 were $119.0 million, an increase of 44 per cent over the comparable period of 2006.  The factors described for the three-month period above were the primary reasons for the increase from the comparable nine-month period in 2006.

Depreciation and amortization charges for the third quarter of 2007 increased to $9.5 million from $4.2 million recorded for the corresponding period in 2006.  For the nine-month period ended September 30, 2007, these charges increased to $20.8 million from $11.9 million a year ago.  Commercial production at Alamo Dorado and higher milling rates at La Colorada and San Vicente were the main reasons for the increase in both the three-month and nine-month periods ended September 30, 2007 compared to the depreciation and amortization charges recorded in the respective periods of 2006.

Mine operating earnings in the third quarter of 2007 were $29.1 million, similar to the mine operating earnings generated in the third quarter of 2006 of $29.2 million.  Increases in sales as a result of higher production and stronger metal prices were equally offset by increases in cost of sales and depreciation and amortization charges.

During the nine-month period ended September 30, 2007, the Company generated mine operating earnings of $75.4 million compared to mine operating earnings of $78.3 million in the same period of 2006.  Higher sales were more than offset by higher cost of sales and depreciation and amortization charges relative to the comparable period of 2006.

General and administration costs for the three-month period ended September 30, 2007, including stock-based compensation, were $1.9 million, a 32 per cent reduction from the charge for the comparable quarter in 2006 of $2.7 million.  Lower stock-based compensation charges and reduced costs associated with Sarbanes-Oxley compliance were the primary reasons for the reduction.  General and administration costs of $6.4 million for the nine-month period ended September 30, 2007 (compared to $7.1 million in the same period in 2006), decreased primarily for the same reasons.

Explorationand project development expense for the third quarter of 2007 was $0.1 million, sharply down from $2.3 million in the third quarter of 2006.  Exploration activities were focused primarily at La Colorada and Morococha during the quarter.  The charge for the comparable period relates primarily to project development and maintenance costs at San Vicente that were expensed.  Exploration expenses for the first nine-months of 2007 were $1.4 million (first nine-months of 2006, $4.1 million).  Exploration costs in the nine-month comparable period of 2006 were incurred primarily to complete the feasibility study for the Manantial Espejo project, which is now under construction and the aforementioned costs at San Vicente.

Asset retirement and reclamation expense of $0.8 million in the third quarter of 2007 (third quarter 2006, $0.6 million) related to the accretion of the Company’s mines closure liabilities.  The accretion for the nine-month period ended September 30, 2007 was $2.2 million compared to $1.8 million for the same period of 2006.  The slight increase in the accretion charge relative to last year is directly due to the Company increasing its estimate for the future consolidated mine closure liability at the end of 2006.

Interest and financing expense in the third quarter of 2007 of $0.1 million remained similar to the $0.1 million of interest expenses and transactional bank fees incurred during the same period in 2006.  The expense for the nine-month period ended September 30, 2007 was $0.4 million, which was also similar to the expense for the comparable period.

Investment and other income of $1.5 million (third quarter 2006, $1.7 million) represented interest income received from cash balances the Company maintained during the quarter. The decline in investment and other income was a result of average cash balances being lower during the third quarter of 2007 than in the comparable period of 2006. Investment and other income for the nine-month period ended September 30, 2007 was $5.2 million (nine-month period ended September 30, 2006, $3.5 million).  The higher interest rate environment prevailing in 2007, combined with higher average cash balances resulted in the increase over the comparable period.

Income tax provision of $6.2 million for the third quarter was a significant decrease from the $8.4 million in the comparable period of 2006 due primarily to the recognition of a future income tax asset associated with the Company’s investment portfolio and San Vicente operation. Income tax provision for the nine-month period ended September 30, 2007 of $19.0 million remained similar to the $20.0 million recorded in the same period of 2006.

On October 1, 2007 the Mexican taxing authority enacted a new business flat tax (“IETU”) that becomes effective for years starting in 2008. The IETU is defined as a minimum tax in respect to income tax (IT), but with a wider taxable base as many of the tax deductions authorized for IT purposes are not permissible for the IETU. The transitional provision establishes the rate for 2008 at 16.5% and 17% for 2009.  The rate applied after 2009 will be 17.5%.  The tax will be computed by applying the applicable rate to the amount resulting from deducting expenses related to the deductions authorized by the law from the total income earned in the year. The Company is currently assessing the impact this new tax will have on its future operations and cash requirements in Mexico.

Metal Production

Pan American produced a record 4.5 million ounces of silver in the third quarter of 2007, a 38 per cent increase from the corresponding period in 2006, primarily as a result of silver production from Alamo Dorado.  In addition, increased milling rates resulted in higher silver production at San Vicente, La Colorada, Morococha, and Huaron as compared against the comparable quarter of 2006.  Lower grades resulted in offsetting decreases in silver production at Quiruvilca and the Pyrite Stockpile.

Consolidated base metal and gold production also increased over production levels from a year ago, with higher mill tonnage outweighing the impact of generally lower ore grades.  Gold production increased sharply as a result of production from Alamo Dorado.  Please refer to the “Financial & Operating Highlights” section of this third quarter press release for a detailed breakdown of each mine’s production data.

Total Cash and Production Costs per Ounce for Payable Silver

Consolidated cash costs for the three-month period ended September 30, 2007 were $3.32 per ounce compared to $1.57 per ounce for the corresponding period of 2006 and $2.61 per ounce in the second quarter of 2007.  The increase in consolidated cash costs relative to a year ago was primarily a result of including production from Alamo Dorado, which recorded cash costs per ounce of $5.02 in the third quarter of 2007.  Cash costs for the quarter at Alamo Dorado were higher than expected as a result of several mechanical start-up issues persisting into the first part of the quarter, including a boiler failure which negatively impacted gold recoveries.  However, the mine has demonstrated consistent performance at or above design capacity for the latter part of the quarter and into the fourth quarter and management is confident that the cash costs at Alamo Dorado will decline for the remainder of the year.

Relative to the comparable period in 2006, higher cash costs were recorded at all operations, other than San Vicente and the Pyrite Stockpiles, in the third quarter of 2007, primarily reflecting general cost escalations within the industry.  At the Quiruvilca mine lower ore grades, relative to a year ago, resulted in lower silver production and consequently cash costs of $1.33 per ounce compared to negative $0.39 per ounce recorded in the third quarter of 2006.  Similarly at La Colorada, although tonnage throughput rates increased by 45 per cent, lower silver grades were the primary reason for cash costs per ounce increasing to $6.73 from $5.92 in the comparable period of 2006.  At Morococha, by-product credits continued to be greater than the operating costs, resulting in cash costs per ounce of negative $2.92 (compared to negative $5.14 in the comparable period of 2006).

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as benchmarks for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the three and nine-month periods.

		Three months ended September 30		Nine months ended September 30
		2007	2006	2007	2006
Cost of sales		$49,233	$30,813	$118,994	$82,723
Add/(Subtract)
Smelting, refining, and transportation charges		23,588	17,795	65,931	48,474
By-product credits		(57,205)	(44,424)	(158,094)	(118,016)
Mining royalties		1,798	1,127	4,743	2,812
Workers participation		(2,159)	(1,842)	(5,569)	(5,660)
Change in inventories		(1,552)	225	3,960	2,638
Other		(160)	913	(286)	2,479
Minority interest adjustment		199	44	437	386
Alamo Dorado Commissioning Costs		-	-	2,719	-
Cash Operating Costs	A	$13,742	$4,650	$32,835	$15,836
Add/(Subtract)
Depreciation and amortization		9,549	4,234	20,765	11,880
Asset retirement and reclamation		790	615	2,186	1,843
Change in inventories		(489)	(185)	362	152
Other		(45)	(22)	(128)	(91)
Minority interest adjustment		(167)	(166)	(741)	(468)
Alamo Dorado Commissioning Costs		-	-	1,304	-
Production Costs	B	$23,380	$9,126	$56,583	$29,151

Payable Ounces of Silver (in ‘000 ounces)	C	4,136,221	2,963,597	11,122,324	9,043,186
Total Cash Cost per Ounce	A/C	$3.32	$1.57	$2.95	$1.75
Total Production Costs per Ounce	B/C	$5.65	$3.08	$5.09	$3.22

Liquidity and Capital Resources

The Company generated $20.2 million of cash flow from operating activities during the quarter.  Before adjusting for non-cash working capital movements, which absorbed $13.2 million, operating cash flow was $33.3 million for the quarter.  Investing activities used $29.4 million during the quarter, predominantly for investments in mineral property, plant and equipment (including VAT) of $32.5 million partially funded by the sale of $3.1 million of short-term investments.  Financing activities during the quarter used $0.8 million, primarily to repay advances on concentrate shipments.

Investments in mineral property, plant and equipment occurred primarily at the Company’s two construction projects, Manantial Espejo and San Vicente, where $16.4 million and $1.8 million were expended, respectively. Significant investments also occurred at Morococha and Huaron, where $3.9 million and $3.7 million were invested in mine development at each mine, respectively.

At September 30, 2007, cash plus short-term investments were $153.0 million, a $9.3 million increase from June 30, 2007.  Working capital at September 30, 2007 was $207.4 million, an increase of $6.3 million from June 30, 2007.  The increase in working capital during the quarter resulted primarily from an $11.1 million increase in accounts receivable, a $9.2 million increase in cash and short-term investments, and a $3.4 million decrease in taxes payable, partially offset by a $16.3 million increase in accounts payable.  Accounts receivable balances have increased due to timing of shipments while higher accounts payable balances are a result of unsettled investment trades executed at quarter end.

Shareholders’ equity at September 30, 2007 amounted to $590.4 million, an increase of $33.5 million from shareholders’ equity at June 30, 2007. This increase resulted primarily from the net income generated during the third quarter of $23.9 million and from other comprehensive income of $8.9 million, which relates to unrealized gains on investments held by the Company at quarter end.  At September 30, 2007, the Company had 76.5 million common shares issued and outstanding.

On October 18, 2007 the Company secured a $50 million revolving credit facility for general corporate purposes.  The credit facility is secured by certain of the Company’s short term investments.  Any amounts drawn under the credit facility will incur interest at Canadian dollar Prime Rate for Canadian dollar drawings or Alternate Base Rate for US dollar drawings.  The credit facility does not have a maturity date but may be terminated by lender upon 30-days notice.  As of the date of this MD&A, the Company had not made any drawings under the facility.

The Company’s financial position at September 30, 2007 and the operating cash flows that are expected over the next twelve months leads management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures, including the construction of Manantial Espejo, the expansion of San Vicente, and to discharge liabilities as they come due.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes. The Company had the following contractual obligations at September 30, 2007:

Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,012	$653	$359
Purchase Obligations (1)	28,707	28,707
Total contractual obligations	$29,719	$29,360	$359

(1) Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at September 30, 2007, which will be incurred during 2007 and 2008.

Financial Instruments

At the end of the third quarter of 2007, the Company had fixed the price of 600,000 ounces of silver produced during the third quarter and contained in concentrates, which are due to be priced in October and November of 2007 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $12.80 per ounce while the spot price of silver was $13.65 on September 30, 2007, resulting in an unrealized mark-to-market loss of $0.5 million.

Pan American mitigates the price risk associated with its zinc production by committing some of its forecasted zinc production under forward sales or option contracts.  At September 30, 2007, the Company had sold forward 6,545 tonnes of zinc at a weighted average price of $3,344 per tonne and committed an additional 2,650 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity. The forward sales and option commitments for zinc represent approximately 30 per cent of the Company’s forecast payable zinc production during 2008.  At September 30, 2007, the cash offered price for zinc was $3,059 per tonne and the mark-to-market value was an unrealized gain of $1.1 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Mexican pesos (“MXN”), at September 30, 2007 the Company had entered into foreign currency contracts with an aggregated nominal value of $7 million settling between October 2007 and January 2008 at an average MXN/US$ exchange rate of 10.99, in addition to holding cash balances equivalent to $6.9 million in MXN.  At September 30, 2007, the mark-to-market value of the Company’s local currencies positions was not material.

Change in Accounting Policies and Initial Adoption

The significant accounting policies outlined within the Consolidated Financial Statements of the Company for the year ended December 31, 2006 have been applied consistently for the three and nine months ended September 30, 2007, with the exception of several changes in accounting policy; which were retrospectively adopted on January 1, 2007, without restatement of prior periods.  The Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook:  Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.  The adoption of these new standards translated into the following changes as at January 1, 2007: a $153,000 increase in accumulated other comprehensive income and a $153,000 increase in short-term investments reported under assets.  The adoption of these new standards has no impact on the Company’s cash flow.  For more details relating to the changes in accounting policy, please refer to Note 3 of the unaudited consolidated financial statements for the three and nine months ended September 30, 2007 and 2006.

Internal Controls over Financial Reporting

No changes were made to the Company’s internal controls over financial reporting during the third quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Exploration and Development Activities

Construction of the Manantial Espejo project in Argentina, which commenced in April 2006, advanced as planned during the quarter.  At quarter end, the cumulative project construction was estimated to be approximately 45 per cent complete.  Expenditures at the project during the third quarter of 2007 were $16.4 million, primarily on equipment purchases, engineering, underground and surface mine developments, infrastructure construction both at the mine and in the nearby community, and administration.  Over the remainder of the year, the Company anticipates spending an additional $14.3 million on the construction of Manantial Espejo, which will be funded out of the Company’s existing treasury.

The development of the underground mine progressed well during the quarter with over 1,630 meters of total advance achieved by the end of the quarter.  As and where expected, the Maria and Melissa veins were cross-cut by underground development during the quarter.  Open pit pre-stripping also continued on schedule during the quarter with a total of 1.6 million tonnes mined by the end of the quarter, inclusive of 54,000 tonnes of ore that was selectively mined and stockpiled.  The construction of the tailings facility embankment was completed on schedule in July.

Concrete placement continued throughout the quarter bringing the total plant concrete placed to date to approximately 3,200 m3 (56 per cent of the 5,700 m3 total estimate).  The construction of the administration building advanced well and occupation will take place in early November.  The laboratory sample preparation component was commissioned during the quarter and delivery of the fire assay/wet lab components was completed.

The expansion project at San Vicente, announced by the Company in June, 2007, is advancing well.  Expenditures at the project during the third quarter of 2007 totaled $1.8 million, primarily for deposits on equipment orders.  Over the remainder of the year, the Company anticipates spending an additional $10 million on the expansion of San Vicente, which will be funded out of the Company’s existing treasury.

A new underground access decline ramp was initiated in the quarter and progressed 180 meters.  Site clearing efforts continued during the quarter and were approximately 75 per cent complete by the end of the quarter.  Erection of the site construction office commenced and was 25 per cent complete by the end of the quarter.  Detail engineering for the plant continued at the Company’s EPCM contractor for the plant construction, Lyntek Inc.’s offices in Denver.  AMEC (Peru) continued with the detail engineering of the tailings dam facility progressing to 70 per cent complete.  Fabrication of the flotation cells and conditioning tanks continued in Peru, progressing to approximately 25 per cent complete.  The SAG and ball mills fabrication continued on schedule.  Refurbishment of the shaft replacement hoist continued with ordering of the base plate and movement of all mechanical parts to the facility where final assembly will occur.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT SAN VICENTE, MANANTIAL ESPEJO AND THE COMPANY’S OTHER DEVELOPMENT PROJECTS, THE SUFFICIENCY OF PAN AMERICAN’S CURRENT CAPITAL AND ANTICIPATED CASH FLOW.  THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY’S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS INCLUDING ENVIRONMENTAL RISKS, RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL, OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.